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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720

Copy To:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		39,429,770

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,429,770

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,429,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 20.711%.

3

1	NAMES OF REPORTING PERSONS: E. Merck oHG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,429,770

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		39,429,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	39,429,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 20.711%.

 4
     This Amendment No. 4 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on March 24, 2006, Amendment No. 2 thereto, filed with the SEC on June 8, 2006 and Amendment No. 3 thereto, filed with the SEC on June 9, 2006 (as it may be further amended from time to time, the “Schedule 13D”), by Merck KGaA, a German partnership limited by shares (the “Purchaser”), and E. Merck oHG, a German general partnership (such persons, collectively, the “Reporting Persons”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Schering AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 4 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by supplementing it with the following text:
     The source of funds for the purchase of the Ordinary Shares subject to this Schedule 13D was drawdowns under the Purchaser’s existing lines of credit and the proceeds of the issuances of commercial paper. The total purchase price paid by the Purchaser for the Ordinary Shares acquired by it on June 12, 2006 was approximately EUR 348.5 million (excluding fees).
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended by supplementing it with the following text:
     None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D, has engaged in any transaction in any Ordinary Shares since the Reporting Persons’ most recent filing of Schedule 13D on June 9, 2006, except as set forth on Schedule 1 (all of which were effected through brokers in Germany and in the United Kingdom).

 5
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: June 12, 2006

MERCK KGaA

By:	/s/ Dr. Tilman Schmidt-Lorenz
Name: Dr. Tilman Schmidt-Lorenz
Title: General Counsel

E. MERCK OHG

By:	/s/ Dr. Tilman Schmidt-Lorenz
Name: Dr. Tilman Schmidt-Lorenz
Title: General Counsel

Schedule 1
Chart of trades since the most recent filing of Schedule 13D

Date	Number of	Average price
(Day/Month/Year)	shares acquired	per share (in Euro)
12.6.2006	4,049,114	86.064